PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612



                           HALF-YEAR FINANCIAL REPORT
                                 31 DECEMBER 2006



ASX HALF-YEAR INFORMATION - 31 DECEMBER 2006
Lodged with the ASX under Listing Rule 4.2A. This report should be read in conjunction with Progen Industries Limited's 30 June 2006 Annual Report.

PROGEN                                                HALF-YEAR FINANCIAL REPORT
INDUSTRIES LIMITED                                              31 DECEMBER 2006

--------------------------------------------------------------------------------

RESULTS FOR ANNOUNCEMENT TO THE MARKET

---------------------------------------------------------  ------------------------------------------
Appendix 4D item 2.1
The amount and percentage change up or down from the       Down 10.8% to $1,294,000.
previous corresponding period of REVENUE FROM ORDINARY
ACTIVITIES.
---------------------------------------------------------  ------------------------------------------
Appendix 4D item 2.2
The amount and percentage change up or down from the       Loss up 280.6% to $10,950,000.
previous corresponding period of PROFIT (LOSS) FROM
ORDINARY ACTIVITIES AFTER TAX attributable to members.
---------------------------------------------------------  ------------------------------------------
Appendix 4D item 2.3
The amount and percentage change up or down from the       Loss up 280.6% to $10,950,000.
previous corresponding period of NET PROFIT (LOSS) FOR
THE PERIOD attributable to members.
---------------------------------------------------------  ------------------------------------------
Appendix 4D item 2.4 and 2.5
The amount per security and franked amount per security    No dividends  have  been  paid or declared
of final and interim DIVIDENDS.                            during the period and the Directors do not
                                                           recommend  the  payment  of  a dividend in
                                                           respect  of  the  half-year  ended  31
                                                           December  2006.  Dividends  are  not
                                                           expected  to  be  paid  or declared in the
                                                           immediate  term.
---------------------------------------------------------  ------------------------------------------
Appendix 4D item 2.6
A brief explanation of any figures in 2.1 to 2.4           See attached Directors' Report for an
necessary to enable the figures to be understood.          explanation of items 2.1, 2.2 and 2.3.
---------------------------------------------------------  ------------------------------------------
Appendix 4D item 3
NET TANGIBLE ASSETS PER SECURITY.                          2006:58.9 cents
                                                           2005: 55.5 cents
---------------------------------------------------------  ------------------------------------------

Appendix 4D items 4, 5, 6 and 7 are not applicable.

PROGEN                                                HALF-YEAR FINANCIAL REPORT
INDUSTRIES LIMITED                                              31 DECEMBER 2006

--------------------------------------------------------------------------------

DIRECTORS' REPORT

The Board of Directors of Progen Industries Limited present their report on the Company for the half-year ended 31 December 2006.

DIRECTORS

The names of the company's directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Mr Stephen Chang    (Executive Chairman, Director)
Mr Justus Homburg   (Managing Director)
Prof John Zalcberg  (Non-Executive Director)
Patrick Burns       (Non-Executive Director)
Dr Mal Eutick       (Non-Executive Director)
Dr Stanley Chang    (Non-Executive Director resigned 16 January 2007)
Eugene Cheng        (Alternate Director to Dr S.S.C. Chang until 16 January 2007)

Mr Linton Burns was the Company Secretary during the entire half-year and up to the date of this report.

PRINCIPAL ACTIVITY
The  principal  activities  of  the  Company  during  the  half-year  were:

     - Discovery, development and commercialisation of pharmaceutical therapeutics for the treatment of cancer and other serious diseases; and
     - The provision of contracting services related to the process development, manufacture and quality assurance of biological products.

The Company's objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of pharmaceutical therapeutics for cancer and other serious diseases.

There were no significant changes in the nature of the above activities during the period.

REVIEW  OF  OPERATIONS
The loss for the six months ended 31 December 2006 was $10,950,000 compared to a loss of $2,877,000 in the previous corresponding period.

The results for the half-year ended 31 December 2006 include the financial impact of the following transactions in relation to the termination of the Agreement for Strategic Alliance with Medigen Biotechnology Corporation that was executed on 16 January 2007 (see Note 5):

INCOME STATEMENT IMPACT:                                        $  '000
Impairment loss: Return of 15,176,525 Medigen shares as part
compensation for Medigen forgoing PI-88 royalty stream           (1,769)

Re-imbursement of Medigen's contribution to the PI-88 Phase II
Melanoma clinical trial                                            (300)

To be Issued 500,000 Progen ordinary shares to Medigen           (2,970)
                                                                --------

TOTAL FINANCIAL IMPACT RECORDED IN INCOME STATEMENT              (5,039)
                                                                ========

Further, the results included expenditures totalling $1,530,000 on the planned Phase III trial of PI-88 in post resection liver cancer ($nil expenditure in the previous corresponding reporting period).

On a like for like basis, excluding the financial impact in relation to the termination of the Agreement for Strategic Alliance with Medigen and the Phase III trial expenditure, the loss for this reporting period amounted to $4,381,000 compared with $2,877,000 for the previous corresponding reporting period.

PROGEN                                                HALF-YEAR FINANCIAL REPORT
INDUSTRIES LIMITED                                              31 DECEMBER 2006

--------------------------------------------------------------------------------

DIRECTORS'  REPORT  (CONTINUED)

Our two operating divisions are Research and Development, and Manufacturing. An analysis by business segment follows:

                                              %       2006       2005
                                         CHANGE      $'000      $'000
REVENUE FROM OPERATING ACTIVITIES
Research and Development                   73.1        580       335
Manufacturing                             (35.4)       254       393
Other, including Interest                 (36.3)       460       722
                                                  -------------------
TOTAL REVENUE FROM OPERATING ACTIVITIES   (10.8)     1,294     1,450
                                                  ===================

SEGMENT RESULT
Research and Development                 (145.5)    (3,626)   (1,477)
Manufacturing                             (71.2)      (798)     (466)
Corporate and Administration              (91.3)    (1,787)     (934)
Other, including Medigen                     N/A    (4,739)        -
                                                  -------------------
OPERATING LOSS                           (280.6)   (10,950)   (2,877)
                                                  ===================


RESEARCH AND DEVELOPMENT
------------------------
The  primary  activities  of  this  division  continue  to  be:
1. the clinical development of the Company's anti-cancer drug candidates PI-88 and PI-166; and
2. the drug discovery program aimed at the discovery of small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease related protein targets as potential therapeutics for cancer.

In line with the Company planning to progress the development of PI-88 to Phase III in post-resection liver cancer, the loss incurred by this division for the six months ended 31 December 2006 increased 145.5% from the previous corresponding reporting period to $3,626,000.

Expenditures incurred this reporting period in relation to the planned Phase III trial of PI-88 included:
- long-term animal toxicity studies required due to the potential treatment duration of PI-88 in post-resection liver cancer. Total costs incurred this reporting period amounted to $1,070,000;
- transfer of the last steps in the manufacturing process to a US FDA cGMP approved manufacturing facility in readiness for the manufacture of PI-88 API for Phase III. Total costs incurred this reporting period amounted to $355,000; and
- fees paid to regulatory and clinical consultants. Total fees incurred this reporting period amounted to $105,000.

Further, Medigen did not contribute to our Melanoma Phase II trial of PI-88 this reporting period as negotiations were taking place on the termination of the Agreement for Strategic Alliance. The reimbursement of $300,000 to Medigen for the contribution it had made to the trial costs incurred has been included in the results of this division.

Costs incurred on our PI-88 Phase II trial of patients with advance prostrate cancer increased $63,000 in line with increased patient recruitment.

MANUFACTURING
-------------
During the reporting period the Manufacturing division's priority was producing sufficient quantities of PI-88 starting material for our upcoming Phase III clinical trial and overseeing the transfer of the manufacturing process as it relates to the sulfation of PI-88.

Consistent with this focus the revenues derived from external contracts decreased 35.4% to $254,000.

PROGEN                                                HALF-YEAR FINANCIAL REPORT
INDUSTRIES LIMITED                                              31 DECEMBER 2006

--------------------------------------------------------------------------------

DIRECTORS'  REPORT  (CONTINUED)

CORPORATE  AND  ADMINISTRATION
------------------------------

Corporate and Administration expenses increased $593,000 from the previous corresponding reporting period, an increase of 36.0%. The increase was due to $185,000 being expensed in relation to share-based payments ($24,000 being expensed in the previous corresponding reporting period) and $116,000 being incurred on consultants including consultants engaged by the Company to assist it with US Sarbanes Oxley Act Compliance.

Interest revenue decreased $169,000, or 27.8%, from the previous corresponding reporting period in line with reduced cash available for investment for most of the current reporting period.

LIQUIDITY  AND  CASH  RESOURCES
-------------------------------

At 31 December 2006 cash assets amounted to $30,030,000 compared to $15,872,000 at 30 June 2006.

In late December 2006 the Company raised $20,000,000 through an underwritten private placement of 3,690,037 shares and commenced a Share Purchase Plan (SPP) to existing shareholders. The SPP closed after the balance date of these half-year accounts. The Company raised an additional $5,358,000 from the SPP.

The funds raised will be used to fund time critical aspects of the imminent Phase III trial of PI-88 for the treatment of patients with liver cancer who have undergone surgery including engaging an international contract research organisation, expanding our clinical development team, manufacture of Phase III material, activating our Phase III clinical advisory team, submitting Phase III protocols for regulatory approvals and recruiting trial sites.

The Company currently anticipates that additional funds will be required to fully fund the Phase III trial in post-resection liver cancer.

ROUNDING  OF  AMOUNTS

The amounts contained in this report and in the financial statements have been rounded to the nearest A$1,000 (where rounding is applicable) under the option available to the Company under Australian Securities and Investments Commission Class Order 98/0100. The Company is an entity to which the Class Order applies.

AUDITOR INDEPENDENCE

The independence declaration of the Company's auditors is on page 6 and forms part of this report.


This report has been made in accordance with a resolution of directors.


/s/  Justus Homburg
-----------------------

Justus Homburg
MANAGING DIRECTOR

Brisbane, 21 February 2007

ERNST & YOUNG                           1 Eagle Street        TEL 61 7 3011 333
                                        BRISBANE QLD  40OO    FAX 61 7 3011 3100
                                        Australia             DX    165 Brisbane

                                        PO Box 7878
                                        Waterfront Place
                                        Brisbane QLD 4001


INDEPENDENCE DECLARATION TO THE DIRECTORS OF PROGEN INDUSTRIES LIMITED


In relation to our review of the financial report of Progen Industries Limited for the financial half-year ended 31 December 2006. to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.


/s/ Ernst & Young

Ernst & Young


/s/ Winna Brown

Winna Brown
PARTNER
21 FEBRUARY 2007



                                       Liability limited by a scheme approved
                                       under Professional Standards Legislation.

PROGEN                                                HALF-YEAR FINANCIAL REPORT
INDUSTRIES LIMITED                                              31 DECEMBER 2006

--------------------------------------------------------------------------------

INCOME STATEMENT
For the half-year ended 31 December 2006

                                                                     31 DECEMBER    31 DECEMBER
                                                                            2006           2005
                                                              NOTE         $'000          $'000
REVENUE FROM CONTINUING OPERATIONS
Sales revenue                                                   4a           254            393
Cost of sales                                                                (26)           (24)

GROSS PROFIT                                                                 228            369

Other income from ordinary activities                           4b         1,040          1,057

Research and development expenses                                          4,206          1,812
Manufacturing expenses                                                     1,026            835
Administrative and corporate expenses                                      2,239          1,646
Finance costs                                                                  8             10
Impairment loss                                                  5         1,769              -
Other expenses                                                  4d         2,970              -

LOSS FROM CONTINUING OPERATIONS BEFORE
INCOME TAX EXPENSE                                                       (10,950)        (2,877)

INCOME TAX EXPENSE RELATING TO CONTINUING
OPERATIONS                                                                     -              -

NET LOSS ATTRIBUTABLE TO MEMBERS OF
PROGEN INDUSTRIES LIMITED                                                (10,950)        (2,877)
                                                                    ============================

Basic and diluted loss per share (cents per share)                         (27.0)          (7.1)

Weighted average number of shares outstanding during
the period used in the calculation of the basic and diluted
earnings per share                                                    40,675,257     40,556,793


The accompanying notes form an integral part of this Income Statement.

PROGEN                                                HALF-YEAR FINANCIAL REPORT
INDUSTRIES LIMITED                                              31 DECEMBER 2006

--------------------------------------------------------------------------------

BALANCE SHEET
As at 31 December 2006

                                                       31 DECEMBER     30 JUNE
                                                              2006        2006
                                                NOTE         $'000       $'000
ASSETS
CURRENT ASSETS
Cash and cash equivalents                         13        30,030     15,872
Trade and other receivables                                    176        156
Short-term deposits                                             87         87
Prepayments                                                    361        449
Non-current assets classified as held-for-sale     5             -          -
------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                        30,654     16,564
------------------------------------------------------------------------------

NON-CURRENT ASSETS
Available-for-sale financial assets                5             -      1,769
Property, plant and equipment                                1,328      1,460
------------------------------------------------------------------------------
TOTAL NON-CURRENT ASSETS                                     1,328      3,229
------------------------------------------------------------------------------

TOTAL ASSETS                                                31,982     19,793
------------------------------------------------------------------------------

LIABILITIES

CURRENT LIABILITIES
Trade and other payables                           6         5,237      1,265
Interest-bearing liabilities                                   173          -
Provisions                                                     225        265
Unearned government grants                                      10         74
------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                    5,645      1,604
------------------------------------------------------------------------------

NON-CURRENT LIABILITIES
Provisions                                                     232        217
Unearned government grants                                      18         52
------------------------------------------------------------------------------
TOTAL NON-CURRENT LIABILITIES                                  250        269
------------------------------------------------------------------------------

TOTAL LIABILITIES                                            5,895      1,873
------------------------------------------------------------------------------

NET ASSETS                                                  26,087     17,920
==============================================================================

EQUITY
Issued capital                                   10a       107,408     88,476
Other reserves                                                 287        102
Accumulated losses                                         (81,608)   (70,658)
------------------------------------------------------------------------------

TOTAL EQUITY                                                26,087     17,920
==============================================================================

The accompanying notes form an integral part of this Balance Sheet.

PROGEN                                                HALF-YEAR FINANCIAL REPORT
INDUSTRIES LIMITED                                              31 DECEMBER 2006

--------------------------------------------------------------------------------

STATEMENT OF CHANGES IN EQUITY
For the half-year ended 31 December 2006

                                      NUMBER OF               ACCUMULATED     OTHER
                                       ORDINARY     AMOUNT         LOSSES   RESERVES      TOTAL
                                         SHARES      $'000          $'000      $'000      $'000
                                     ----------------------------------------------------------
AT 1 JULY 2005                       40,556,793    88,376        (63,049)         56    25,383

Loss of the period                            -         -         (2,877)          -    (2,877)
                                     ----------------------------------------------------------
TOTAL INCOME/EXPENSE FOR THE
PERIOD                                        -         -         (2,877)          -    (2,877)

Share-based payment                           -         -              -          24        24

                                     ----------------------------------------------------------
AT 31 DECEMBER 2005                  40,556,793    88,376        (65,926)         80    22,530
                                     ==========================================================

AT 1 JANUARY 2006                    40,556,793    88,376        (65,926)         80    22,530

Loss of the period                            -         -         (4,732)          -    (4,732)
                                     ----------------------------------------------------------
TOTAL INCOME/EXPENSE FOR THE
PERIOD                                        -         -         (4,732)          -    (4,732)
                                     ----------------------------------------------------------

Exercise of options                      33,000       100              -           -       100
Share-based payment                           -         -              -          22        22

                                     ----------------------------------------------------------
AT 30 JUNE 2006                      40,589,793    88,476        (70,658)        102    17,920
                                     ==========================================================

AT 1 JULY 2006                       40,589,793    88,476        (70,658)        102    17,920

Loss of the period                            -         -        (10,950)          -   (10,950)
                                     ----------------------------------------------------------
TOTAL INCOME/EXPENSE FOR THE
PERIOD                                        -         -        (10,950)          -   (10,950)

Share issued                          3,690,037    20,000              -           -    20,000
Transaction costs on share issue              -    (1,208)             -           -    (1,208)

Exercise of options                      41,998       140              -           -       140
Share-based payment                           -         -              -         185       185

                                     ----------------------------------------------------------
AT 31 DECEMBER 2006                  44,321,828   107,408        (81,608)        287    26,087
                                     ==========================================================

The accompanying notes form an integral part of this Statement of Changes in Equity.

PROGEN                                                HALF-YEAR FINANCIAL REPORT
INDUSTRIES LIMITED                                              31 DECEMBER 2006

--------------------------------------------------------------------------------

STATEMENT OF CASH FLOWS

                                                                 31 DECEMBER    31 DECEMBER
                                                                        2006           2005
                                                         NOTE          $'000          $'000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers                                                 402            797
Payments to suppliers, employees and others                          (5,848)        (4,369)
Receipt of government grants                                            483            373
Interest received                                                       332            583
Finance costs                                                            (8)           (10)
-------------------------------------------------------------------------------------------
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES                        (4,639)        (2,626)
===========================================================================================


CASH FLOWS FROM INVESTING ACTIVITIES
Payments for short-term deposits                                          -            (74)
Purchase of property, plant, equipment and other assets                (135)          (187)
-------------------------------------------------------------------------------------------
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES                     (135)          (261)
===========================================================================================


CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of options                                       10b           140
Share placement                                           10b        20,000              -
Transaction costs of issue of shares                      10b        (1,208)             -
-------------------------------------------------------------------------------------------
NET CASH FLOWS FROM FINANCING ACTIVITIES                             18,932              -
===========================================================================================


Net (decrease)/increase in cash held                                 14,158         (2,887)
Cash and cash equivalents at the beginning of period                 15,872         23,428
-------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF THE
PERIOD                                                     13        30,030         20,541
===========================================================================================

The accompanying notes form an integral part of this Statement of Cash Flows.

PROGEN                                                HALF-YEAR FINANCIAL REPORT
INDUSTRIES LIMITED                                              31 DECEMBER 2006

--------------------------------------------------------------------------------

NOTES  TO  THE  FINANCIAL  STATEMENTS
For  the  half-year  ended  31  December  2006


1.  CORPORATE  INFORMATION

The half-year financial report for Progen Industries Limited (the Company) for the year ended 31 December 2006 was authorised for issue in accordance with a resolution of the directors on 21 February 2007.


Progen Industries Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange and the NASDAQ under the ticker symbols PGL and PGLA respectively.

The nature of the operations and principal activities of the Company are described in Note 03.


2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial Report of the Company as at 30 June 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by the Company during the half-year ended 31 December 2006 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

BASIS OF PREPARATION

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Australian Accounting Standards including AASB 134 'Interim Financial Reporting' and other mandatory professional reporting requirements. The half-year financial report has been prepared on a historical cost basis, except for available-for-sale investments that have been measured at fair value and non-current assets held-for-sale that have been measured at the lower of their carrying amount and fair value less cost to sell.

The half-year financial report is presented in Australian dollars and all values are rounded to the nearest A$1,000 unless otherwise stated under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

SIGNIFICANT ACCOUNTING POLICIES

The half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2006, except for the adoption of amending standards mandatory for annual periods beginning on or after 1 July 2006, which had no impact on the half-year report.

PROGEN                                                HALF-YEAR FINANCIAL REPORT
INDUSTRIES LIMITED                                              31 DECEMBER 2006

--------------------------------------------------------------------------------

3. SEGMENT INFORMATION

The Company operates predominantly in the biotechnology industry. The Company's primary segment reporting format is business segments as the Company's risks and rates of return are affected predominantly by differences in the products and services produced. The Company's activities comprise the research, development and manufacture of biopharmaceuticals.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The Company operates predominantly in Australia, however does import and export some products.

                         RESEARCH &
BUSINESS SEGMENT         DEVELOPMENT      MANUFACTURING           TOTAL
                         2006      2005    2006    2005       2006      2005
                      $  '000   $  '000   $'000   $'000   $   '000   $  '000
OPERATING REVENUE

Sales to customers          -         -     254     393        254       393
Other revenues            580       335       -       -        580       335
Unallocated revenue         -         -       -       -        460       722

                      -------------------------------------------------------
TOTAL REVENUE             580       335     254     393      1,294     1,450
                      =======================================================

SEGMENT RESULT         (3,626)   (1,477)   (798)   (466)    (4,424)   (1,943)

Unallocated expenses                                        (6,526)     (934)

                                                          -------------------
OPERATING LOSS                                             (10,950)   (2,877)
                                                          ===================


4. REVENUE AND EXPENSES

THE FOLLOWING REVENUE AND EXPENSE DISCLOSURE IS RELEVANT IN EXPLAINING THE PERFORMANCE OF THE ENTITY:

                                                      31 DECEMBER   31 DECEMBER
                                                             2006          2005
                                                     $       '000  $       '000
(a) Revenue
Revenue from services                                         254           393
                                                     --------------------------
                                                              254           393
                                                     ==========================

(b) Other income
Interest                                                      438           607
Government grants                                             580           335
Other revenue                                                  22           115
                                                     --------------------------
                                                            1,040         1,057
                                                     ==========================

(c) Expenses
Depreciation                                                  268           247
Employee benefits (excluding share-based payments)          1,954         1,816
Expense of share-based payments                               185            24

(d) Other Expenses
Issue of 500,000 Progen ordinary shares to Medigen          2,970             -

PROGEN                                                HALF-YEAR FINANCIAL REPORT
INDUSTRIES LIMITED                                              31 DECEMBER 2006

--------------------------------------------------------------------------------

5. NON-CURRENT ASSETS HELD FOR SALE

MEDIGEN BIOTECHNOLOGY CORPORATION - UNLISTED SHARES  $  '000
Balance as at 1 July 2006                              1,769
Impairment                                            (1,769)

                                                     --------
Balance as at 31 December 2006                             -
                                                     ========

Non-current assets held for sale consists of an investment in Medigen Biotechnology Corporation (MBC) unlisted ordinary shares which were previously classified as non-current available-for-sale financial assets, and therefore have no fixed maturity date or coupon rate.

On 31 May 2000, Progen entered into an agreement with MBC, a company incorporated in Taiwan, in relation to the co-development of PI-88 (the 'Alliance Agreement'). Under the Alliance Agreement, MBC was to fund and conduct, at no cost to Progen, several Phase II clinical trials in respect of PI-88. These trials were in addition to those undertaken by Progen. In return MBC was entitled to receive a 15% royalty on PI-88 proceeds of commercialisation received by Progen.

On 28 April 2005, Progen, and MBC agreed to amend the terms of the Alliance Agreement in that Progen agreed to waive the requirement for MBC to conduct one of the Phase II trials outlined in the Alliance Agreement. In return, MBC agreed to fund 50% of the Company's Phase II melanoma clinical trial (PI-88 in combination with Dacarbazine) up to $A1 million.

Under the Alliance Agreement, Progen was issued 19.9% of MBC s issued ordinary equity with certain anti-dilution rights. As at 30 June 2006, Progen held 15,176,525 ordinary shares in MBC.

On 16 January 2007, the Company announced that it had agreed terms with MBC to conclude the Alliance Agreement. In consideration for MBC agreeing to end the Alliance Agreement, and foregoing their entitlement to the 15% royalty, and to compensate MBC for their contribution to the development of PI-88, Progen agreed to:
-    Return  the  15,176,525  MBC  ordinary  shares  to  MBC.
- Issue 500,000 Progen shares to MBC on execution of the termination agreement;
- Reimburse to MBC $300,000 being the funds they contributed to the costs of the PI-88 Phase II Melanoma clinical trial on execution of the agreement;
- Issue a further 732,600 Progen shares and pay $2,000,000 in cash or shares, at Progen's discretion, to MBC on MBC completing two clinical milestones in relation to the current PI-88 Phase II HCC Trial;
- Pay MBC up to $4,000,000 on PI-88 achieving specified clinical and commercial milestones; and
- Issue 1,000,000 options to MBC upon MBC providing to Progen the HCC Phase II Trial Final Study Report.

As the terms of the agreement to conclude the Alliance Agreement were substantially complete at 31 December 2006 the financial statements for the period ended 31 December 2006 include the financial impact of the return of the 15,176,525 MBC shares to MBC, that being an impairment loss of $1,769,000, the reimbursement of the $300,000 and the value of the 500,000 Progen shares (having a value of $2,970,000 at 31 December 2006). The total financial impact is an increase in the operating loss from continuing operations of $5,039,000. The 15% royalty stream being bought back by Progen has been valued at nil in accordance with the Accounting Standard AASB 138 Intangible Assets as we are unable to reliably estimate the future cash flows in relation to PI-88 as it is still in development.

The financial impact of the remaining transactions will be booked in future reporting periods as and when incurred.

PROGEN                                                HALF-YEAR FINANCIAL REPORT
INDUSTRIES LIMITED                                              31 DECEMBER 2006

--------------------------------------------------------------------------------

6. TRADE AND OTHER PAYABLES

                                       31 DECEMBER   30 JUNE
                                              2006      2006
                                             $'000     $'000

Trade creditors (i)                            692       394
Other creditors (ii)                         1,275       871
Payable in relation to Medigen (iii)         3,270         -

                                      ----------------------
Trade and other Payables                     5,237     1,265
                                      ======================

TERMS AND CONDITIONS
Terms and conditions relating to the above financial instruments:
(i) Trade creditors are non-interest bearing and are normally settled on 30 days terms.
(ii) Other creditors are non-interest bearing and have a term between 30 days and 12 months.
(iii) Comprising the reimbursement of costs and the value of 500,000 Progen shares. Refer to Note 5.


7. DIVIDENDS PAID AND PROPOSED

                                      31 DECEMBER   31 DECEMBER
                                             2006          2005
                                     $       '000  $       '000
Dividends paid during the half-year             -             -
Dividends proposed                              -             -


8. NON-CASH FINANCING AND INVESTING TRANSACTIONS
In July 2006 the Company signed an agreement to fund the Company's insurance premium for the year ended 30 June 2007. The terms of the agreement state that the amount funded is to be repaid in twelve equal monthly instalments of $36,232 including finance charges which is disclosed in the cash flow statement as cash flow from operating activities (2005: nine equal instalments of $59,666).


9.  SHARE-BASED  PAYMENT  PLANS

During the half year 647,000 share options were granted to employees and senior executives under the terms of an employee and non-executive director share incentive scheme. The fair value of the options granted is estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the half-year ended 31 December 2006 and 2005:

                                           2006   2005
Expected volatility (%)                     38%    56%
Risk-free interest rate average (%)       5.83%  5.21%
Expected life (years)                     4.30   1.80
Option exercise price average (dollars)   4.08*  3.09
Weighted average share price (dollars)    3.39*  2.92
Average fair value of options             1.08*  0.78

*This  figure  includes estimates for options with future share/exercise prices.

                                 HALF-YEAR FINANCIAL REPORT
INDUSTRIES LIMITED                                              31 DECEMBER 2006

--------------------------------------------------------------------------------

10.  ISSUED  CAPITAL

                                      31 DECEMBER   30 JUNE
                                             2006      2006
a) ISSUED AND PAID UP CAPITAL        $       '000  $   '000
Ordinary shares fully paid                107,408    88,476
                                     ======================


                                       NUMBER OF
b) MOVEMENTS IN SHARES ON ISSUE           SHARES      $'000
At 1 July 2006                        40,589,793    88,476

Exercise of options                       41,998       140

Share placement                        3,690,037    20,000

Transaction costs of issue of shares                (1,208)
                                      ---------------------

At 31 December 2006                   44,321,828   107,408
                                      =====================


11. CONTINGENT LIABILITIES

Other than the payments, share and option issues contingently payable to MBC on achievement of specific milestones and deliverables as discussed in Note 5 no contingent liabilities exist at balance sheet date. There have been no changes in contingent liabilities since 30 June 2006.


12. SUBSEQUENT EVENTS

On 16 January 2007, the Company announced that it had agreed terms with Medigen Biotechnology Corporation to conclude the Alliance Agreement as discussed in
Note  5.

On 5 February 2007 the Company announced that it had raised an additional $5,358,000 through the issue of 989,156 shares at $5.42 under the Share Purchase Plan the Company announced on 18 December 2006.


13. ADDITIONAL INFORMATION

RECONCILIATION OF CASH

For the purpose of the Condensed Cash Flow Statement, cash and cash equivalents comprise the following:

                                  31 DECEMBER   31 DECEMBER
                                         2006          2005
                                 $       '000  $       '000
Cash at bank and in hand                  605           372
Short-term deposits                    29,425        20,169

                                 --------------------------
Cash and cash equivalents              30,030        20,541
                                 ==========================

DIRECTORS' DECLARATION


In accordance with a resolution of the directors of Progen Industries Limited, I state that:

(1)     In  the  opinion  of  the  directors:

     (a) the financial statements and notes of the Company are in accordance with the Corporations Act 2001, including:

          (i) giving a true and fair view of the financial position as at 31 December 2006 and the performance for the half year ended on that date; and

          (ii) complying with Accounting Standards AASB 134 Interim Financial Reporting and Corporations Regulations 2001; and

     (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.


On behalf of the board.


/s/ Justus Homburg
-----------------------

Justus Homburg
MANAGING DIRECTOR

Brisbane
21 February 2007

ERNST & YOUNG                           1 Eagle Street        TEL 61 7 3011 333
                                        BRISBANE QLD  40OO    FAX 61 7 3011 3100
                                        Australia             DX    165 Brisbane

                                        PO Box 7878
                                        Waterfront Place
                                        Brisbane QLD 4001

To the members of Progen Industries Limited

REPORT ON THE HALF-YEAR CONDENSED FINANCIAL REPORT

We have reviewed the accompanying half-year financial report of Progen Industries Limited, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors declaration

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations), the Corporations Act 1001. This responsibility includes designing. implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Aft 2001 including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. other mandatory financial reporting requirements in Australia. As the auditor of Progen Industries Limited during the half-year. ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report. The Auditor's Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor's report was signed.


                                       Liability limited by a scheme approved
                                       under Professional Standards Legislation.

ERNST & YOUNG


CONCLUSION

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report OF PROGEN Industries Limited, IS not IN ACCORDANCE with:

(a)  the Corporations  ACT  2001,  INCLUDING:

     (i) giving A TRUE AND FAIR view of the company's FINANCIAL POSITION AS AT 31 DECEMBER 2006 AND OF ITS PERFORMANCE FOR THE HALF-YEAR ended on that DATE: AND

     (11) COMPLYING with Accounting Standard AASB 134 INTERIM Financial Reporting and the Corporations REGULATIONS 2001: AND

(b)  OTHER MANDATORY  FINANCIAL  REPORTING  requirements  in  Australia.


/s/ Ernst & Young
Ernst & Young


/s/ Winna Brown
Winna Brown
PARTNER
21 FEBRUARY 2007